UNANIMOUS CONSENT
OF THE
BOARD OF DIRECTORS
OF
SMALL CAP VALUE FUND, INC.

December 09, 2015

	The undersigned, being all of the members of the Board of Directors (the ?Board?) of Small Cap Value Fund,
 Inc., a Texas corporation (the ?Corporation? or the 'Fund'), hereby consent to, approve and adopt the following resolutions
, which resolutions shall have the same force and effect as if adopted at a formal meeting of the Board duly called and held for the purpose of acting upon proposals to adopt such resolutions.

Approval of form and amount of Fidelity Bond

      RESOLVED, that the Fund?s Mutual Fund Bond Insurance
 Policy with Great American Insurance Company will be renewed and that it surpasses the requirements pursuant to Rule 17g-1 of the Investment Company Act of 1940. The Bond will be effective at 12:01 a.m. on December 26, 2015 to 12:01 a.m. on Decembe r 26, 2016. This Bond continues coverage from expiration of the last Policy, which expires on December 26, 2015 and is from the same Insurer.

Distribution of all Net Income and Net Capital Gains for 2015

       RESOLVED, that the Fund will pay a distribution on or before 12/31/2015 representing all net income and net capital gains for 2015, if any.


	IN WITNESS WHEREOF, the undersigned have subscribed their names as of the date set forth above, in attestation to the accuracy of the foregoing unanimous written consent and of their approval of each action set forth above.

Laura S. Adams


Vicky L. Hubbard


Yolawnde F. Malone


Melissa D. Gordon, M.D.